

January 14, 2025

John Belizaire
Chief Executive Officer
Soluna Holdings, Inc.
325 Washington Avenue Extension
Albany, New York 12205

  Re: Soluna Holdings, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed December 16, 2024
    File No. 333-282559

Dear John Belizaire:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 5, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note that you are registering, among others, the resale of 140,000 shares of common stock issuable upon the exercise of the warrants (the "Warrants") issued to the Series B Holder on October 1, 2024, pursuant to the waiver it granted the company in connection with the SEPA. Please file as exhibits to the registration statement (i) the Waiver Agreement, dated October 1, 2024, between the Company and the Series B Holder, as referenced in your response to prior comment 3, and (ii) the form of Warrant and any associated warrant agreement, or tell us why you are not required to do so.

<u>Plan of Distribution, page 11</u>

2.   We note your disclosure that, "Northland Securities, Inc. acted as placement agent in connection with the SEPA and is entitled to receive a 6% commission on all funds received by the Company under the SEPA." Please tell us how you considered providing related disclosure on the prospectus cover page. Also please tell us whether Northland Securities will act as a placement agent for the SEPA shares going forward. Furthermore, please file any written agreement or document memorializing the terms of your arrangement with the placement agent as an exhibit to the registration statement if required by Item 601 of Regulation S-K.

       Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Crypto Assets

cc: Daniel L. Forman